INVESTOR CONTACT:
Diana Downey
Investor Relations
+1 832-445-3865

Orion Engineered Carbons S.A. Announces Fourth Quarter 2014 and Full Year 2014
Financial Results

2014 Fourth Quarter Highlights:

▪	Adjusted EBITDA increased by 11.5% to €48.5 million

▪	Cash from operations of €60.2 million

▪	Volumes increased by 4.0% driven by an increase in Specialty Carbon Black volumes of 8.2% and Rubber Black of 3.0%

▪	Revenues increased to €316.8 million despite the impact of lower oil prices on our selling prices

▪	Loss for the quarter was €8.3 million

▪	Contribution margin improved by 10.0% or €9.4 million, compared to fourth quarter 2013

▪	Rubber Carbon Black Adjusted EBITDA Margin expanded by 270 basis points to 12.7%

▪	Free Cash Flow per share for the quarter totaled €0.55

Full Year 2014 Highlights:

▪	Adjusted EBITDA increased by 8.7% to €207.7

▪	Cash from operations of €172.4 million

▪	Revenue for the year was €1,318.4 million and the loss for the year was €55.9 million

▪	Specialty Carbon Black volumes increased by 6.7%

▪	Rubber Carbon Black adjusted EBITDA Margin expanded by 197 basis points to 11.8%

▪	Contribution margin improved by 5.9% or €23.3 million

▪	Dividend payment of €40 million or €0.67 per share on December 22, 2014

▪	Free Cash Flow per share for the year totaled €1.81

Luxembourg, Duchy of Luxembourg – March 04, 2015 - Orion Engineered Carbons S.A. ("Orion" or the "Company") (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its fourth quarter of 2014.

In EUR	Fourth Quarter 2014	Fourth Quarter 2013	Full Year 2014	Full Year 2013
Revenue	316.8m	311.9m	1,318.4m	1,339.6m
Volume (in kmt)	239.3	230.2	990.9	968.3
Contribution Margin	103.5m	94.1m	419.7m	396.4m
Contribution Margin per metric ton	433	409	424	409
Operating Result (EBIT)	21,6m	1.9m	104.3m	83.8m
Adjusted EBITDA	48.5m	43.5m	207.7m	191.1m
Profit or loss for the period	(8.3m)	(17.0m)	(55.9m)	(19.0m)
Pro forma profit or loss for the period(1)(3)	N/A	N/A	15.9m	6.4m
EPS (2)	(0.14)	(0.39)	(1.11)	(0.43)
Pro forma EPS(2)	N/A	N/A	0.27	0.11
Free Cash Flow per Share (4)	€0.55	N/A	€1.81	N/A

Notes:
(1) Pro forma profit or loss for full year 2014 prepared on the same basis as the pro forma financial information included in our prospectus dated July 24, 2014 (the “Prospectus”), filed in connection with our initial public offering (the “IPO”), except that the pro forma for the year ended December 31, 2014 reflects a final interest rate of 5% per annum on the refinanced debt (assumed 4.5% per annum in the Prospectus), and a final number of outstanding shares of 59.6 million (assumed in the Prospectus 58.9 million shares).

(2) EPS for the fourth quarter 2014 and Pro forma EPS calculated using profit or loss for the period and based upon actual number of shares outstanding of 59,635,126 as of December 31, 2014. EPS for 2013 calculated based upon using pre-IPO number of shares outstanding of 43,750,000 and full year 2014 EPS calculated based upon weighted average number of shares outstanding (43,750,000 pre IPO and 59,635,126 post IPO).

(3) Pro forma profit for the year ended December 31, 2014 includes the impact of adjustment items of €25.7 million to EBITDA: Consulting fees (€4.6 million) and restructuring expenses (€4.1 million) and other non-operating expenses of (€17.0 million) mainly related to IPO-expenses and reconciliation of the difference between EBITDA and adjusted EBITDA. Pro forma profit for the year ended December 31, 2014 based upon Adjusted EBITDA (i.e., after adjusting for IPO related costs, consulting fees and restructuring expenses, and the non-cash impact of unrealized currency losses on an after tax basis using an underlying group tax rate of 35%) totaled €0.55 per share.

(4) Free Cash Flow per share is based on cash flows from operations less investing activities.

"I am pleased with our fourth quarter results. We are successfully executing our strategy of growing Specialty Carbon Black volumes and improving Rubber Black EBITDA margins. This drove fourth quarter Adjusted EBITDA growth of 11.5% over the prior year while generating substantial cash from operations of over €60.2 million”, said Jack Clem, Orion’s Chief Executive Officer.

Fourth Quarter 2014 Overview

An increase of 9.1 kmt resulted in a volume of 239.2 kmt in the fourth quarter of 2014 compared to 230.2 kmt in the fourth quarter of 2013. This performance reflected increased volumes in both the Specialty and Rubber Carbon Black segments. Increased volumes in the Rubber Carbon Black segment were mainly driven by increased demand in the Americas, whereas in the Specialty Carbon Black segment increased volumes were the result of the strong performance in Europe and North America.

Revenues increased by €4.9 million, or 1.6%, to €316.8 million in the fourth quarter of 2014 from €311.9 million in the fourth quarter of 2013. Volume increased by 4.0% in the fourth quarter of 2014 compared to the fourth quarter of 2013. Revenue increases were tempered by the pass through effect of declining oil prices and somewhat offset primarily by foreign exchange impacts, driven primarily by the US Dollar strengthening against the Euro.

Contribution margin increased by €9.4 million, or 10%, to €103.5 million in the fourth quarter of 2014 from €94.1 million in the fourth quarter of 2013, driven by gains in Specialty Carbon Black volumes in Europe and Rubber Carbon Black volumes in Korea and the Americas, partially offset by Europe as well as foreign exchange effects.

Adjusted EBITDA increased by 11.5% to €48.5 million in the fourth quarter of 2014 from €43.5 million in the fourth quarter of 2013, reflecting the impact of the increased Contribution Margin per metric ton, increased volumes and good cost control, while continuing to invest in technical sales capabilities in Specialty Carbon Black.
Full year 2014 Overview

An increase of 22.6 kmt resulted in a total volume of 990.9 kmt in 2014 as compared to 968.3 kmt in 2013. This performance was driven by volume growth in the Specialty Carbon Black segment particularly in the

Americas as well as Europe. Increased volumes in our Rubber Carbon Black segment in the Americas and in South Korea were partly offset by weaker demand in Europe and South Africa.

Volumes grew by 2.3%, supporting an increase in Contribution Margin of €23.3 million, or 5.9%, to €419.7 million in 2014 from €396.4 million in 2013, In addition to volume growth, we benefited from continued improvements in operating efficiency.

Despite the increase in volumes, revenues decreased by €21.2 million, or 1.6%, to €1,318.4 million in 2014 from €1,339.6 million in 2013 mainly due to both the impact of the pass through effect of lower oil prices on our selling prices and changes to mix.

Adjusted EBITDA increased by €16.5 million, or 8.7% to €207.7 million in 2014 from €191.1 million in 2013 as a result of the increase of Contribution Margin and our continued focus on cost control.

Quarterly Segment Results

Specialty Carbon Black

Volumes for the Specialty Carbon Black segment increased by 3.7 kmt, or 8.2% to 48.8 kmt in the fourth quarter of 2014, reflecting increased demand in Europe and the Americas.

Revenues of the segment also increased by €4.1 million, or 4.5% to €94.7 million in the fourth quarter of 2014 from €90.5 million in the fourth quarter of 2013, as a result of increased volumes. Foreign exchange changes were offset by the pass through effect of lower oil prices and changes in mix.

Gross profit of the segment increased by €5.2 million, or 21.4%, to €29.1 million in the fourth quarter of 2014 from €23.9 million in the fourth quarter of 2013 as a result of profitable growth and the impact of higher depreciation charges in the prior year quarter.

Adjusted EBITDA of the segment decreased by €1.2 million, to €20.2 million in the fourth quarter of 2014 versus €21.4 million in the fourth quarter of 2013 due to an increase in expenses associated with the build-up of technical selling and the associated support infrastructure footprint in Asia as well as other regions, in order to support future growth in this segment.

Rubber Carbon Black

Volumes in the Rubber Carbon Black segment increased by 5.6 kmt, or 3.0%, to 190.5 kmt in the fourth quarter of 2014 versus 184.9 kmt in the fourth quarter of 2013, reflecting increased demand in North America, which was offset by somewhat weaker demand in Europe, Brazil and South Africa.

Despite the increase in volumes and favorable effects of currency exchange rate changes, revenues of the segment only slightly increased to €222.2 million in the fourth quarter of 2014 versus €221.4 million in the fourth quarter of 2013 primarily as a result of the impact of the pass though effect of declining oil prices on our selling prices as well as changes in mix.

Gross profit of the segment increased by €13.1 million, to €44.0 million in the fourth quarter 2014 from €30.9 million in the fourth quarter of 2013 as a result of profitable volume growth in 2014, as well as the effect of higher depreciation charges in the fourth quarter of 2013 in part associated with the closure of our plant in Portugal.

Adjusted EBITDA of this segment increased by €6.2 million, or 28.3%, to €28.3 million in the fourth quarter 2014 from €22.0 million in the fourth quarter of 2013 reflecting the development of gross profit without the impact of reduced depreciation.

Balance Sheet and Cash Flow

As of December 31, 2014, the Company had cash and cash equivalents of €70.5 million.

The Company’s non-current indebtedness as of December 31, 2014 was €670.2 million, mainly comprising the non-current portion of our new term loan liabilities net of transaction costs of €669.8 million. The Dollar denominated portion of this loan increased during the fourth quarter by €10.3 million when converted to Euro based on the year end 2014 closing exchange rate.

Cash inflows from operating activities in the fourth quarter of 2014 amounted to €60.2 million were derived from a consolidated loss for the period of €8.3 million, adjusted for depreciation and amortization of €20.0 million as well as cash and non-cash finance cost of €23.4 million impacting the net income, and a decrease in net working capital of €24.9 million. Net working capital totaled €219.7 million at December 31, 2014 reflecting about 68 days of sales.

Cash outflows from investing activities in the fourth quarter of 2014 amounted to €27.3 million comprised mainly of expenditures for improvements in our plants in the United States, Korea and Germany. We plan to continue financing our future capital expenditures with cash generated by our operating activities.

Cash outflows for financing activities in the fourth quarter amounted to €(46.4) million and comprised of our dividend payment on December 22, 2014 of €40.0 million, repayments of local credit facilities of €9.6 million, repayments on the New Credit Facility of €1.7 million and interest payments of €9.5 million. Cash flow from financing activities was positively affected by cash received from realized gains from foreign currency derivatives of €13.5 million representing short term foreign currency hedges against the US dollar portion of our term loan entered into concurrently with the IPO. Effective with year end of 2014 these short term currency hedges have not been renewed.

2015 Full Year Outlook

“As we move into 2015, we believe we are well positioned to continue our strong financial and operational performance. Our primary geographies continue to perform in line with our expectations and we believe we are well positioned to execute our strategy of growing Specialty Carbon Black volumes and improving Rubber Carbon Black margins, while driving robust cash flows.

Consistent with this outlook, we expect full year Adjusted EBITDA to be in the range of €210 million and €225 million for 2015. This outlook is based on the following assumptions:
· Volume growth in line with current GDP expectations
· Reasonable stability in oil prices and exchange rates based on current prices and rates

Dividend Policy

We also expect to continue to generate strong free cash flows and anticipate paying four quarterly dividends in 2015, the first in April after the Annual General Meeting. We expect that our total dividend payment for 2015 will be at a level consistent with our 2014 annual dividend payment of €40 million,” said Jack Clem, Chief Executive Officer.

Conference Call

As previously announced, Orion will hold a conference call tomorrow, Thursday, March 5, 2015, at 8:30 a.m. (ET). The dial-in details for the conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689

A replay of the conference call may be accessed by phone at the following numbers through March 12, 2015:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13601284

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of the Company's website at: www.orioncarbons.com.

To learn more about Orion, please visit the company's Web site at www.orioncarbons.com. Orion uses its Web site as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company's Web site and is readily accessible.

About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information visit our website.
Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2015 Full Year Outlook” section above. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in the Prospectus. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement– including the “2015 Full Year Outlook” section above – as a result of new information, future events or other information, other than as required by applicable law.
Non-IFRS Financial Measures Reconciliations
In this release we refer to Adjusted EBITDA and Contribution Margin which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.

Contribution Margin is calculated by subtracting variable costs (raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per metric ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

Consolidated statements of financial position of Orion Engineered Carbons S.A. as at December 31, 2014 and 2013

	Dec 31, 2014	Dec 31, 2013
A S S E T S
	In EUR k	In EUR k
Non‑current assets
Goodwill	48,512	48,512
Other intangible assets	110,952	125,501
Property, plant and equipment	358,216	333,454
Investment in joint ventures	4,657	4,608
Other financial assets	5,931	1,691
Other assets	3,750	4,119
Deferred tax assets	57,084	43,105
	589,102	560,990
Current assets
Inventories	125,298	123,171
Trade receivables	199,486	197,623
Emission rights	-	1,977
Other financial assets	1,001	637
Other assets	26,166	40,151
Income tax receivables	10,575	11,938
Cash and cash equivalents	70,544	70,478
	433,070	445,975
	1,022,172	1,006,965

	Dec 31, 2014	Dec 31, 2013
E Q U I T Y A N D L I A B I L I T I E S
	In EUR k	In EUR k
Equity
Subscribed capital	59,635	43,750
Reserves	51,569	(99,048)
Profit or loss for the period	(55,939)	(18,953)
	55,265	(74,251)
Non-current liabilities
Pension provisions	48,629	35,943
Other provisions	14,169	15,014
Liabilities to shareholders	-	256,161
Financial liabilities	670,189	538,175
Other liabilities	2,101	1,368
Deferred tax liabilities	44,281	43,797
	779,369	890,458
Current liabilities
Other provisions	40,808	44,268
Liabilities to banks	-	2,103
Trade payables	105,074	99,511
Other financial liabilities	10,684	15,828
Income tax liabilities	11,552	5,969
Other liabilities	19,420	23,079
	187,538	190,758
	1,022,172	1,006,965

Consolidated income statements of Orion Engineered Carbons S.A. for the three months ended December 31, 2014 and December 31, 2013

	Oct 1 to Dec 31, 2014	Oct 1 to Dec 31, 2013	Jan 1 to Dec 31, 2014	Jan 1 to Dec 31, 2013

	In EUR k	In EUR k	In EUR k	In EUR k

Revenue	316,835	311,856	1,318,399	1,339,620
Cost of sales	(243,762)	(256,987)	(1,017,342)	(1,070,817)
Gross profit	73,073	54,870	301,057	268,803

Selling expenses	(25,457)	(22,663)	(99,642)	(92,062)
Research and development costs	(3,615)	(2,375)	(12,953)	(10,085)
General and administrative expenses	(14,696)	(14,760)	(54,602)	(52,524)
Other operating income	1,531	935	4,452	8,344
Other operating expenses	(9,287)	(14,115)	(33,994)	(38,663)
Operating result (EBIT)	21,550	1,891	104,318	83,813
Financial result	(23,247)	(21,468)	(142,833)	(95,235)
Profit or (loss) before income taxes	(1,697)	(19,577)	(38,515)	(11,422)
Income taxes	(6,612)	2,622	(17,424)	(7,531)
Profit or (loss) for the period	(8,309)	(16,954)	(55,939)	(18,953)

Net Earnings per Share (EUR per share)*, basic and diluted	(0.14)	(0.39)	(1.11)	(0.43)

* Based on 59,635,126 actual shares as of December 31, 2014 and 43,750,000 actual shares until July 25, 2014

Interim condensed consolidated statements of cash flows of Orion Engineered Carbons S.A. for the three months and year ended Dec 31, 2014 and 2013 - unaudited

	Q 4 2014	Q 4 2013	2014	2013
	In EUR k	In EUR k	In EUR k	In EUR k

Profit or loss for the period	(8,309)	(16,954)	(55,939)	(18,953)
Income taxes	6,612	(2,622)	17,424	7,531
Profit or loss before income taxes	(1,697)	(19,577)	(38,515)	(11,422)
Depreciation and amortization of intangible assets and property, plant and equipment	20,010	29,813	77,083	76,060
Other non-cash expenses/income	(163)	5,101	-	(3,889)
Increase/decrease in trade receivables	24,676	13,211	9,897	5,001
Increase/decrease in inventories	18,610	15,975	4,138	25,549
Increase/decrease in trade payables	(18,388)	(12,414)	1,524	4,401
Increase/decrease in provisions	(1,531)	2,842	(6,957)	1,802
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	8,036	3,794	5,821	21,870
Finance income	(11,751)	(16,881)	(39,341)	(17,136)
Finance costs	35,173	38,532	182,695	112,736
Cash paid for income taxes	(12,794)	(4,563)	(23,928)	(24,118)
Cash flows for operating activities	60,183	55,833	172,417	190,854
Cash paid for the acquisition of intangible assets and property, plant and equipment	(27,253)	(18,551)	(64,454)	(77,155)
Cash flows from investing activities	(27,253)	(18,551)	(64,454)	(77,155)
Cash received from borrowings, net of transaction costs	-	-	645,724	2,103
Cash repayments of non-current financial liabilities	(1,735)	-	(621,961)	-
Repayments of borrowings	(9,230)	(6,018)	(2,311)	-
Interest and similar expenses paid	(9,527)	(30,130)	(121,138)	(117,279)
Interest and similar income received	14,092	-	29,693	471
Dividends paid to shareholders	(40,000)	-	(40,000)	-
Cash flows from financing activities	(46,400)	(36,148)	(109,993)	(114,705)

Change in cash	(13,470)	1,134	(2,030)	(1,006)
Change in cash resulting from exchange rate differences	103	(941)	2,096	(3,378)
Cash and cash equivalents at the beginning of the period	83,911	70,284	70,478	74,862
Cash and cash equivalents at the end of the period	70,544	70,478	70,544	70,478

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the three months ended Dec 31,		For the twelve months ended Dec 31,
	2014	2013	2014	2013
Adjusted EBITDA	48,460	43,472	207,661	191,066
Share of profit of joint venture	(175)	(184)	-520	-365
Restructuring expenses(1)	(1,075)	(7,499)	(4,082)	(15,146)
Consulting fees related to Group strategy(2)	(746)	(4,261)	(4,610)	(12,484)
Expenses related to capitalized emission rights	-	-	-	(2,706)
Other non-operating (3)	(4,904)	176	(17,048)	(492)
EBITDA	41,560	31,704	181,401	159,873
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(20,010)	(29,813)	(77,083)	(76,060)
Earnings before taxes and finance income/costs (operating result (EBIT))	21,550	1,891	104,318	83,813
Other finance income	11,751	16,881	39,342	17,136
Share of profit of joint ventures	175	184	520	365
Finance costs	(35,173)	(38,532)	(182,695)	(112,736)
Income taxes	(6,612)	2,622	(17,424)	(7,531)
Profit or loss for the period	(8,309)	(16,954)	(55,939)	(18,953)

(1)	Restructuring expenses primarily include personnel-related costs for all three periods and IT-related costs in particular in connection with the roll out of our global SAP platform in 2012 and 2013.

(2)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.

(3)
Other non-operating include in period ended December 31, 2014 €10,731k IPO related costs as well as an impairment of inventories in EMEA totaling €3.9 million resulting in part from a cancellation of a customer contract.

Contact:
Orion Engineered Carbons S.A.
Diana Downey
Investor Relations
+1 832-445-3865